希慎興業有限公司
Hysan Development Company Limited

02 SEP 11 12:05

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/IR2002-USSEC/L313-02jn
Your Ref :

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

30 August 2002

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

02049892

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Preliminary Announcement for the six months ended 30 June 2002 dated 29 August 2002

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam

Peggy Lam
Assistant Company Secretary

dlw 9/17

Enc.

2002 INTERIM RESULTS

- **High occupancy (office: 95%; retail: 96%) amidst a generally soft market**
- **Re-launch of residential portfolio Bamboo Grove well received**
- **Investing for the future: decision made for major refurbishment of the retail podium of Caroline Centre**
- **Strong balance sheet: debt maturity profile lengthened and funding sources diversified**

INTERIM STATEMENT

Overview

The first half of 2002 continued to be challenging, amidst a generally soft market. Despite this, overall occupancy levels throughout the Group's office and retail portfolios remained high (office: 95%; retail: 96%).

The completion of the major refurbishment programme of our residential Bamboo Grove project demonstrates the Group's long-term strategy to continually review the performance of our portfolio and enhance the same by selective refurbishment. The refurbished Bamboo Grove, re-launched during the review period, is being well received by the market.

The Group is committed to investing for the future. The decision has been made during the review period for a major refurbishment of the retail podium of Caroline Centre to further enhance its value and strengthen its positioning. The programme is expected to commence in early 2003.

Results

Net profit for the six months ended 30 June 2002 was HK$294.2 million, which was 4.0%, or HK$12.3 million, lower than the first half of 2001. Earnings per share were correspondingly lower at HK28.52 cents against last year's HK29.73 cents.

Contributing to the net profit decrease was gross rental income falling by 10.3% as rental reversions remained negative and Bamboo Grove experienced higher vacancy as a result of the residential development's year-long refurbishment. Excluding Bamboo Grove, the rental fall year-on-year was 3.6%. The Group, however, was able to take advantage of the favourable interest rate environment and achieved reduction of net financing charges by 33.7% or HK$59 million.

Dividends

Your Directors have declared an interim dividend of HK10 cents per share (2001: HK10 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Additional Information" below.

Portfolio Activity

Hong Kong

Office

The office leasing market remained soft. Pressure is particularly noted in localities where major new supplies are expected, in addition to surrendered space resulting from corporate downsizings. At the same time, better-quality buildings under single ownership remain better market-performers.

The Group's occupancy rate had held up well against this background, at 95%, although vacancy rose as a result of downsizings. Our strategy of continually anticipating and meeting the needs of our customers stood us in good stead and we enjoy excellent relationship with our tenants.

Retail

Our retail portfolio recorded a satisfactory occupancy rate of 96%. We are committed to building partnership relations with our tenants in achieving mutual benefits and long-term growth for both parties. Promotional and marketing activities were further strengthened.

The planned refurbishment programme of the retail podium of Caroline Centre (Group interests: 65.36%, Hang Seng Bank: 24.64%, Jebsen & Company: 10%) will include a re-design of the retail podium, to enhance shop front, internal finishes as well as layout. As a part of the feasibility studies, detailed customer-focused analysis for both shoppers and our retail tenants were carried out. The results of these have enabled us to produce an overall masterplan for the planned refurbishment, and will also help us to proactively manage the tenant mix within the centre.

The residential Bamboo Grove development has been much enhanced by the recent refurbishment programme. A new range of resident services has also been introduced. Leasing activities of the first available refurbished units are progressing well.

Development Properties

The Grand Gateway commercial and residential complex in Puxi, Shanghai, where we have a 17% interest, has established itself as one of the most popular shopping centers in the Puxi area. The retail podium is virtually fully-let, with the residential tower recording 96% occupancy.

Pre-sales in our three joint-venture residential developments in Singapore, Sanctuary Green, The Gardens at Bishan (10% interest) and Amaryllis Ville project (25% interest) are in progress.

Finance

The Group continued to have a strong balance sheet and to adhere to a policy of prudent financial management. In February 2002, the Group launched the inaugural issue of US$200 million 7% 10-year Notes under the newly established medium term note programme. The net proceeds were used to help refinance the HK$2 billion Floating Rate Notes which matured in March 2002. This issuance significantly lengthened the Group's debt maturity profile and diversified funding sources. Accordingly, the sources of debt facilities from capital market issuances and bank loans changed to 34% and 66% respectively.

As of 30 June 2002, the Group's total debt was largely stable at HK$5,698 million (HK$5,628 million as of 31 December 2001) with a lengthened maturity profile. Of the total debts outstanding, 7% are repayable within the next year, 52% repayable within two to five years and the remaining 41% repayable after five years. All borrowings remained unsecured, 97% of which were on a committed basis. Net debt (gross borrowings less cash, cash equivalent and marketable securities at period-end market value) amounted to HK$4,726 million. As of 30 June 2002, shareholders' funds stood at HK$21,177 million (HK$21,267 million as at 31 December 2001) with lower investment securities valuation. The Group's financial position remains strong with net debt to shareholders' funds remaining modest at 22.3% (21.4% at 31 December 2001), and net interest expenses coverage ratio improving to 4.7 times as at 30 June 2002 (31 December 2001: 3.7 times) mainly due to substantially lower finance costs.

Currency and interest rate swaps were implemented to maintain minimal currency mismatches and reduce borrowing costs. The Group's foreign currency exposure mainly arises from the US$200 million Notes issued in February 2002, of which about 50% has already been hedged back into Hong Kong dollars. 87% of the Group's borrowings were at floating rates to take advantage of the declining interest rates during the period.

The lowering of the Group's credit rating, along with other Hong Kong property companies, to

"BBB" (stable outlook) by Standard and Poor following its May 2002 negative review of the Hong Kong property sector has not affected to any material extent the strong financial position of the Group. Moody's Investor Services continues to maintain a higher rating of Baa1 for the Group.

The Group's major capital expenditures during the review period amounted to HK$154 million from yield-enhancing improvements to the Group's investment properties, principally being the Bamboo Grove refurbishment programme as financed by internal resources.

The current available banking facilities (as at 30 June 2002, the Group had HK$1,399 million in undrawn committed bank facilities) together with the medium term note programme in place and internal resources, should be sufficient to cover the Group's refinancing and capital expenditure needs over the next few years.

There was no change in the Group's contingent liabilities during the period.

Our People in Context

It is important that any organization, particularly in a changing environment, has a combination of experience and skills. We welcomed Mr. Michael T. H. Lee, who was appointed Chief Operating Officer in June. We further broadened our skill base by appointing several new senior professionals.

We continue to develop our own people, a key element in our human resources strategy. Our property trainee programme, now in its third year, is designed to develop new graduate recruits through a structured programme of job rotation and project assignments. We recognize and respond positively to the unemployment problem that Hong Kong faces. We recruited new staff who completed training sponsored by the Employees Retraining Board and are encouraged by the progress.

Outlook

The outlook for the Hong Kong economy for the second half of 2002 is likely to remain challenging. Despite this, we have a strong balance sheet and are committed to investing for the future to create long-term value for our shareholders.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2002

	NOTES	Six months ended 30.6.2002 *HK$'000*	Six months ended 30.6.2001 *HK$'000*
Turnover	3	**621,307**	692,500
Property expenses		**(115,641)**	(99,612)
Cost of property sales		**(50)**	—
Gross profit		**505,616**	592,888
Other revenue		**12,153**	9,597
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**30**	—
Administrative expenses		**(31,577)**	(40,401)
Profit from operations	4	**486,222**	562,084
Finance costs		**(119,773)**	(177,680)
Share of results of associates		**(6)**	(107)
Profit before taxation	5	**366,443**	384,297
Taxation		**(44,715)**	(44,026)
Profit after taxation		**321,728**	340,271
Minority interests		**(27,557)**	(33,844)
Net profit for the period		**294,171**	306,427
Dividends		**103,355**	102,988
Earnings per share	6		
Basic		**HK28.52 ¢**	HK29.73 ¢
Diluted		**HK28.52 ¢**	HK29.71 ¢

NOTES

1. **INDEPENDENT REVIEW**

The interim results for the six months ended 30 June 2002 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports", issued by the Hong Kong Society of Accountants, by Deloitte Touche Tohmatsu, whose independent review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2.. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

3. TURNOVER

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	*HK$'000*
Turnover comprises:		
Gross rental income from properties	**619,227**	690,439
Income from property sales	**800**	—
Management fee and services income	**1,280**	2,061
	621,307	692,500

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

4. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging (crediting):		
Depreciation	**2,878**	3,031
Staff costs	**51,624**	48,598
Rental income arising from operating leases less out-goings	**(504,961)**	(591,985)
Dividends from		
- listed investments	**(749)**	(6,740)
- unlisted investments	**(7,367)**	—
Interest income	**(3,735)**	(2,646)
Gain on property sales	**(750)**	—

5. TAXATION

The charge comprises Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the period.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is insignificant.

6. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	**294,171**	306,427
	'000	*'000*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,031,527**	1,030,797
Effect of dilutive potential ordinary shares:		
Share options	**89**	735
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,031,616**	1,031,532

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

7. TRANSFER TO/(FROM) RESERVES

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	*HK$'000*
Share Premium		
Premium on issue of shares pursuant to scrip dividend scheme	**8,814**	25,887
Share issue expenses	**—**	(26)
Capital Redemption Reserve		
Share repurchased and cancelled	**—**	16,905
Investment Revaluation Reserve		
Unrealised loss on investments in other securities	**(114,517)**	(104,020)
Investment Property Revaluation Reserve		
Realisation on disposal of investment properties transferred to income statement	**(542)**	—

Dividend Reserve		
Final dividend paid	**(288,765)**	(319,378)
Amount set aside for interim dividend	**103,355**	102,988
Accumulated Profits		
Nominal value of share repurchased transferred to Capital Redemption Reserve	—	(16,905)
Premium on shares repurchased	—	(16,905)

ADDITIONAL INFORMATION

Corporate Governance

The Company is committed to a high standard of corporate governance. This section describes how the principles of corporate governance are applied to the Company and the Company's compliance with the Code of Best Practice (the "Code of Best Practice") as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

Statement of Compliance with the Code of Best Practice

The Company has complied throughout the review period with the Code of Best Practice.

Board Effectiveness

As at 30 June 2002, the Board comprises thirteen (13) directors, headed by Peter T. C. Lee (Chairman and Managing Director). Sir David Akers-Jones serves as (independent) non-executive Deputy Chairman. There is a majority of non-executive directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

The executive Board was further strengthened by the appointment of Michael T. H. Lee as Chief Operating Officer effective 10 June 2002, responsible for the day-to-day management and co-ordination of the overall development of the Company. The Chairman and Managing Director will continue to have overall responsibility for strategic planning of the Group and developments generally.

The Board meets at least quarterly, reviewing trading performance, ensuring adequate funding and monitoring strategy. An important element of the Board's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions.

The Board has delegated certain responsibilities to Board Committees, which operate within defined terms of reference. A 100% of non-executive membership of the principal corporate governance committees (Audit and Emoluments Review), with a majority of independent non-executive directors, is retained. During the year, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters.

The Audit Committee which is chaired by Sir David Akers-Jones, its other current members being Per Jorgensen and Chien Lee, meets not less than twice per annum. The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Chief Operating Officer and the Chief Financial Officer.

The Audit Committee receives reports from and consults with external auditors. It reviews the interim and annual results, considers any matters raised by the external auditors, and reports thereon to the Board. It also monitors the controls which are in force to ensure the integrity of information reported to the shareholders, and oversees compliance generally.

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. During the review period, the Group continued to strengthen our performance measurement system, invested in training and fostered our team spirit. All these are towards maximizing our efficiency to deliver shareholder value. As at 30 June 2002, the total number of employees was 523.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Wednesday, 25 September 2002. The scrip dividend alternative is conditional upon the granting by the Listing Division of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Monday, 16 September 2002 to Wednesday, 18 September 2002, both dates inclusive. In order to qualify for the proposed interim dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Friday, 13 September 2002. The interim dividend will be paid on or about Monday, 21 October 2002.

By order of the Board
Peter T.C. Lee
Chairman and Managing Director

Hong Kong, 29 August 2002

All the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited on or about 10 September 2002.

The Interim Report will be despatched to shareholders and made available on the Company's website at www.hysan.com.hk around the same time.

Please also refer to the published version of this announcement in the South China Morning Post.